                                                                  CONFORMED COPY

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933



                         For the month of September 2005


                                BANCOLOMBIA S.A.
                                ----------------
                 (Translation of Registrant's name into English)


                               Calle 50 No. 51-66
                               Medellin, Colombia
                               ------------------
                    (Address of principal executive offices)




(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F      X                   Form 40-F
                   -----------                        -----------

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes                                No              X
                   -----------                        ------------

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)

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This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 001-32535).

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     BANCOLOMBIA S.A.
                                       (Registrant)


Date: September 28, 2005            By  /s/  JAIME ALBERTO VELASQUEZ B.
                                        ----------------------------------
                                        Name:     Jaime Alberto Velasquez B.
                                        Title:    Vice President of Finance

(BANCOLOMBIA LOGO)                                                  CIB
                                                                   LISTED
                                                                    NYSE


MEDELLIN, COLOMBIA. SEPTEMBER 28, 2005

In accordance with the terms of Article 10 of Resolution 571 of July 14, 2005 issued by the Colombian Superintendency of Securities, we hereby disclose the estimated assets, liabilities and shareholders' equity of the institution as of August 31, 2005.

                   ASSETS                        21,691,817
                LIABILITIES                      18,753,574
            SHAREHOLDERS' EQUITY                  2,938,243
1.    (IN MILLIONS OF COLOMBIAN PESOS)

We also hereby disclose the total number of shares of BANCOLOMBIA outstanding upon completion of the share exchange process in connection with the merger, as well as the enterprise value per share, given the Bank's financial data as of August 31, 2005.

Number of shares of BANCOLOMBIA
(Not considering cash payments for fractional shares)                727,829,109

Enterprise Value of each share, calculated based
on the financial data of the Bank as of August 31, 2005            COP$ 4,036.99

This report corresponds to the interim unconsolidated financial statements of BANCOLOMBIA. The financial data contained herein is subject to review by the relevant Colombian authorities. This information has been prepared in accordance with generally accepted accounting principles in Colombia, is stated in nominal terms and has not been audited.

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Contacts

SERGIO RESTREPO              JAIME A. VELASQUEZ              MAURICIO BOTERO
EXECUTIVE VP                 FINANCIAL VP                    IR MANAGER
TEL.: (574) 3120332          TEL.: (574) 5108666             TEL.: (574) 5108866